

Mail Stop 3561

August 11, 2009

Mr. Brandon T. O'Brien
Chief Financial Officer
ZAGG, Incorporated
3855 South 500 W, Suite J
Salt Lake City, UT 84115

> **Re:** **ZAGG Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 14, 2009**
> **File No. 0-52211**

Dear Mr. O'Brien:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 14

1. In future filings, please ensure your discussion and analysis of working capital and cash flows is not merely a recitation of changes evident from the face of the financial statements. Please provide a sufficiently detailed analysis explaining the underlying reasons for the fluctuations in contributing accounts.

Consolidated Statements of Stockholders' Equity, page F-5

2. We note your disclosures on pages F-5, F-7, and F-19 that you issued 2,401,953 warrants during fiscal year 2007 to settle a dispute involving a registration statement that went effective on August 30, 2007. Please tell us in further detail the nature of this dispute and how you accounted for the issuance of the warrants. Clarify if you expensed the fair value of the warrants issued and, if so, tell us and disclose the amount of the expense.

3. Please tell us why you present a separate column titled "Outstanding Warrants to Purchase Common Stock" rather than including the related amounts within the APIC column. Also clarify why there is no amount presented under the warrant column within the "Issuance of common stock and warrants for cash" line item, as you appear to be reflecting only certain issuances of warrants within your "Outstanding Warrants" column.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-10

4. You disclose that you record revenues for the sale of products when the product is shipped. Please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Please refer to SAB Topic 13.A.3.b.

5. You disclose that you derive revenue from the sale of exclusive license agreements and that you recognize license fee revenues "on a prorated basis over the life of the license agreement." Please clarify what you mean by this statement. For example, if this statement indicates that you recognize the revenue on a straight-line basis over the license term, please clarify this. In your response, tell us what your license and resale agreements entail, including whether cart owners are obligated to sell only products purchased from you and whether these agreements obligate you to provide any tangible goods or services to the cart owners. Please quantify for us the amount of license fee revenues recognized in the periods presented. Tell us if the upfront fees are refundable or non-refundable, and if they are non-refundable, tell us how you considered the guidance in SAB Topic 13.A.3.f. Also tell us how any ongoing fees are earned and how those fees are recognized in your financial statements. We note your disclosure on page four under the heading "Mall Kiosk Vendors" and we are asking for more detailed information.

Reserve for Sales Returns and Warranty Liability, page F-10

6. We note that you estimate a reserve for sales returns and record the amount as a reduction of sales and as a sales return reserve liability. Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with an offsetting credit to cost of sales.

Foreign Currency Transactions, page F-11

7. You disclose that the British Pound ("GBP") is the functional currency of your operating subsidiary. Considering you are based in the United States, prices on your website are stated in U.S. Dollars, and your disclosures on page F-21 indicate that the United States represented 83% of your fiscal 2008 sales, please justify your use of the GBP as your functional currency by addressing each of the salient economic factors in paragraph 42 of SFAS 52. As discussed in paragraph 39 of SFAS 52, the functional currency is typically the currency of the environment in which an entity primarily generates and expends cash. If your primary operations are performed at the parent level and the functional currency of those operations is the U.S. Dollar, please clarify your disclosures accordingly. Please also tell us and disclose the aggregate foreign currency transaction gain or loss included in determining net income in each period for which a statement of operations is presented. See paragraph 30 of SFAS 52.

Note 9 – Stock Options and Warrants, page F-17

8. In future filings please provide all disclosures required by paragraph A240 of SFAS 123(R). In particular, please disclose the contractual life of your options and the weighted-average remaining contractual term of options currently exercisable.

9. Please clarify if the five year term assumption used in your Black-Scholes option pricing model is the contractual term of your employee options. If so, please note that SFAS 123(R) requires that you use the expected term, rather than the contractual term, when valuing employee share options under the Black-Scholes model. Also quantify in your response how your financial statements would have changed had you used an expected term assumption for employee options. Also see SAB Topic 14.D.2 and footnote 7 of SAB Topic 14.

10. You disclose on pages F-17 and F-19 that you issue common stock and warrants to non-employees. Please tell us and disclose how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with EITF 96-18, EITF 00-18, and/or other applicable accounting guidance.

Note 10 – Notes Receivable, page F-19

11. We note that you have a $438,000 note receivable due from Brighton Partners, LLC that was due in June 2008 and has not been repaid. We further note that you have accrued approximately $141,000 of interest on the note. Considering the delinquency of the note receivable and related interest, please clarify why it appears you have not established a bad debt reserve for these receivables and why you continue to accrue interest.

Note 16 – Segments, page F-21

12. You disclose that you operate in one segment. Please tell us if you aggregate any operating segments into your single reportable segment. If so, please tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph 17 of SFAS 131. In particular, we note that you appear to view the company through distribution channels, such as website sales, mall kiosk vendors, and wholesale channels, as well as by geographic regions, including the United States, Europe, and other. In future filings, please disclose if operating segments have been aggregated. Refer to paragraph 26.(a.) of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Controls and Procedures, page 16

13. You state in the conclusion that your disclosure controls and procedures are effective in timely alerting your Chief Executive and Financial Officers to material information that is required to be disclosed in your periodic SEC filings. If you include a definition of disclosures controls and procedures in future filings, please ensure that you include a full definition indicating that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports you file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified and (b) accumulated and communicated to your management to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Since you indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, please also revise future filings to clearly state, if true, that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Exhibits 31.1 and 31.2

14. In future filings please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs. You may include the titles of your certifying officers under the signatures. See Item 601(b)31. of Regulation S-K. Please confirm, if true, that the certifications of your officers dated February 26, 2007 are not limited in their individual capacities by the inclusion of their professional titles.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief